

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2023

David Villarreal
Chief Executive Officer
Safe & Green Development Corp
990 Biscayne Blvd., #501, Office 12
Miami, FL 33132

>   **Re: Safe & Green Development Corp**
>   **Registration Statement on Form S-1**
>   **Filed December 19, 2023**
>   **File No. 333-276149**

Dear David Villarreal:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Kibum Park at 202-551-6836 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Leslie Marlow, Esq.